J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

January 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Cindy Polynice
Laura Crotty

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

File Number 333-276232

Mesdames Polynice and Crotty:

Today Revelation Biosciences, Inc. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form S-1 to respond to the staff's letter of comments dated January 2, 2024 (the “Comment Letter”), to reflect the effects of a 1 for 30 reverse stock split which was effective as of January 25, 2024, and to include the number of warrants and prefunded warrants to be registered. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

1.	The cover page has been revised to state the date on which the offering will be terminated (25 days after the effective date of the registration statement).

2.	The number of warrants and prefunded warrants (as well as the number of shares of common stock underlying the warrants and the pre-funded warrants) has been completed.

As I discussed on the telephone with Ms. Polynice, the Company will be requesting acceleration of effectiveness as soon as the Staff confirms that there are no further comments.

Please call or email with any further questions or comments.

Very truly yours,

/s/ Joseph P. Galda